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                Spectrum Signal Processing Files Final Prospectus

Burnaby, B.C., Canada - December 6, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in signal processing systems, is pleased to announce that a final prospectus has been filed in British Columbia, Alberta and Ontario qualifying the distribution of 1,764,705 common shares and 1,764,705 share purchase warrants upon the exercise of 1,764,705 previously issued special warrants. The Company completed the private placement of 1,764,705 special warrants on September 12, 2000 and received receipts for the final prospectus from each of the relevant securities commissions on December 5, 2000.

Spectrum intends to use the net proceeds to accelerate key research and development initiatives related to its expansion into the wireless and wireline communications infrastructure market.

The securities related to this financing transaction have not been registered under the Securities Act and may not be offered or sold in the United States unless so registered or unless subject to an applicable exemption from registration under the Act.

About Spectrum Signal Processing
Spectrum Signal Processing is a leading provider of signal processing systems, designing sophisticated hardware and software solutions for customers in the communications infrastructure and sensor systems markets. To serve these markets effectively, Spectrum created three business units: Wireless Systems, Network Solutions and Sensor Systems. Spectrum's proprietary hardware and software systems are used in cellular and satellite base stations, government wireless systems, Voice over Packet applications, and select applications in the sensor systems market. Spectrum's website is http://www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.


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Spectrum Contact:
Karen Elliott
Investor Relations
Phone: 604-421-5422 ext. 264
Email:  karen_elliott@spectrumsignal.com